12/14/07

SECURITIES AND EXCHANGE COMMISSION



07008729

AB
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Bernstein Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 04 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/11 RR

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2006 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President and CFO
Title

Notary Public

MARY D. LANGAN
NOTARY PUBLIC, State of New York
No. 01LA5059872
Qualified in Westchester County
My Commission Expires August 22, 2010

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Cash Flows
(x) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of AllianceBernstein Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly in all material respects, the financial position of AllianceBernstein Investments, Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, , assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2007

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2006

ASSETS

Cash and cash equivalents	$ 263,054,602
Receivables:	
Brokers and dealers	205,644,602
Fees from AllianceBernstein Mutual Funds	21,694,357
Due from affiliates	16,625,741
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,367,745	165,709
Deferred sales commissions, net of accumulated amortization of $250,019,194 and contingent deferred sales commissions received of $84,403,730	194,891,716
Prepaid expenses and other assets	1,004,567
Total assets	$ 703,081,294

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables:	
AllianceBernstein Mutual Funds	$ 266,848,571
Brokers and dealers	122,763,334
Accounts payable and accrued expenses	30,609,506
Due to affiliates	25,343,721
	445,565,132
Subordinated notes payable to AllianceBernstein Corporation of Delaware	245,000,000
Commitments and contingencies (See Note 5)	
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	16,504,990
Accumulated comprehensive income (loss)	(3,988,838)
Total stockholder's equity	12,516,162
Total liabilities and stockholder's equity	$ 703,081,294

See Accompanying Notes to the Statement of Financial Condition.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein"). The Company serves as a distributor and/or underwriter for certain registered investment companies managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934.

As of December 31, 2006, AXA, a *société anonyme* organized under the laws of France and the holding company for an international group of insurance and related financial services companies, AXA Financial, Inc. (an indirect wholly-owned subsidiary of AXA, "AXA Financial"), AXA Equitable Life Insurance Company (a wholly-owned subsidiary of AXA Financial, "AXA Equitable") and certain subsidiaries of AXA Financial, collectively referred to as "AXA and its subsidiaries", owned approximately 1.7% of the issued and outstanding AllianceBernstein Holding L.P. ("Holding") Units. Holding's principal source of income and cash flow is attributable to its investment in AllianceBernstein limited partnership interests.

As of December 31, 2006, the ownership of AllianceBernstein, as a percentage of general and limited partnership interests, was as follows:

AXA and its subsidiaries	59.7%
Holding	32.8
SCB Partners Inc. (a wholly-owned subsidiary of SCB Inc., formerly known as Sanford C. Bernstein Inc.)	6.2
Other	1.3
	100.0 %

AllianceBernstein Corporation (an indirect wholly-owned subsidiary of AXA, "General Partner") is the general partner of both Holding and AllianceBernstein. AllianceBernstein Corporation owns 100,000 general partnership units in Holding and a 1% general partnership interest in AllianceBernstein. Each general partnership unit in Holding is entitled to receive quarterly distributions equal to those received by each limited partnership unit. Including the general partnership interests in AllianceBernstein and Holding, and their equity interest in Holding, as of December 31, 2006, AXA and its subsidiaries had an approximate 60.3% economic interest in AllianceBernstein.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statement requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, mutual fund clearing balances and highly liquid investments including money market accounts with actual maturities of three months or less. Due to the short-term nature of these instruments, held primarily with Federated, the recorded value has been determined to approximate fair value. The mutual fund clearing balances are held primarily with the National Security Clearing Corporation ("NSCC"), State Street and Bank of America.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). Theses commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which deferred sales commissions are generally recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

Management tests the deferred sales commission asset for recoverability quarterly. Significant assumptions utilized to estimate AllianceBernstein's future average assets under management and undiscounted future cash flows from back-end load shares include expected future market performance and redemption rates. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. Management considers the results of these analyses performed at various dates. If management determines in the future that an impairment exists, a loss would be recorded. The amount of the loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company conduct a probability assessment of the likelihood of a negative outcome. If the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation as required by Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "*Accounting for Contingencies*", and Financial Accounting Standards Board ("FASB")

Interpretation No. 14 ("FIN No. 14"), "*Reasonable Estimation of the Amount of a Loss –an interpretation of FASB Statement No.5*". If the likelihood of a negative outcome is reasonably possible and the Company is able to indicate an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to significant uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally collected within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

Foreign Currency Translation

Assets and liabilities of the Company's Tokyo operation are translated into United States dollars ("US$") at exchange rates in effect at the balance sheet date, and related revenues and expenses are translated into US$ at average exchange rates in effect during the year. Net foreign currency gains and losses resulting from the translation of assets and liabilities of foreign operations into US$ are reported as a separate component of accumulated comprehensive income (loss) in the statement of changes in stockholder's equity.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

There are no deferred income tax amounts for the current or prior years, as there are no temporary differences.

5. Commitments and Contingencies

Deferred Sales Commission Asset

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under AllianceBernstein's mutual fund distribution system ("the System") are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $194.9 million as of December 31, 2006. Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $23.6 million, totaled approximately $98.7 million during 2006.

Management tests the deferred sales commission asset for recoverability quarterly. Significant assumptions utilized to estimate AllianceBernstein's future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. As of December 31, 2006, management used average market return assumptions of 5% for fixed income and 8% for equity to estimate annual market returns. Higher actual average market returns would increase undiscounted future cash flows, while lower actual average market returns would decrease undiscounted future cash flows. Future redemption rate assumptions ranged from 24% to 26% for U.S. fund shares and 21% to 29% for non-U.S. fund shares, determined by reference to actual redemption experience over the five-year, three-year, and one-year periods ended December 31, 2006, calculated as a percentage of AllianceBernstein's average assets under management represented by back-end load shares. An increase in the actual rate of redemptions would decrease undiscounted future cash flows, while a decrease in the actual rate of redemptions would increase undiscounted future cash flows. These assumptions are reviewed and updated quarterly. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. As of December 31, 2006, management determined that the deferred sales commission asset was not impaired. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2006, U.S. equity markets increased by approximately 15.8% as measured by the change in the Standard & Poor's 500 Stock Index and U.S. fixed income markets increased by approximately 4.3% as measured by the change in the Lehman Brothers' Aggregate Bond Index. The redemption rate for domestic back-end load shares was 25.0% in 2006. Non-U.S. capital market increases ranged from 20.1% to 32.2% as measured by the MSCI World, Emerging Market, and EAFE Index. The redemption rate for non-U.S. back-end load shares was 29.1% in 2006. Declines in financial markets or higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows, as described above, could result in the impairment of the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset might occur. Any impairment would reduce materially the recorded amount of the deferred sales commission asset with a corresponding charge to earnings.

Legal Proceedings

Revenue Sharing-related Matters

On June 22, 2004, a purported class action complaint entitled *Aucoin, et al. v. Alliance Capital Management L.P., et al.* ("Aucoin Complaint") was filed against AllianceBernstein, Holding, the General Partner, AXA Financial, AllianceBernstein Investments, certain current and former directors of U.S. Funds, and unnamed Doe defendants. The Aucoin Complaint names the U.S. Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from

registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

On February 2, 2005, plaintiffs filed a consolidated amended class action complaint ("Aucoin Consolidated Amended Complaint") that asserted claims substantially similar to the Aucoin Complaint and the nine additional subsequently filed lawsuits. On October 19, 2005, the United States District Court for the Southern District of New York dismissed each of the claims set forth in the Aucoin Consolidated Amended Complaint, except for plaintiffs' claim under Section 36(b) of the Investment Company Act. On January 11, 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining Section 36(b) claim. On May 31, 2006, the District Court denied plaintiffs' motion for leave to file their amended complaint. On July 5, 2006, plaintiffs filed a notice of appeal, which was subsequently withdrawn subject to plaintiffs' right to reinstate it at a later date.

AllianceBernstein, Holding and the Company believe that plaintiff's allegations in the Aucoin Consolidated Amended Complaint are without merit and intend to vigorously defend against these allegations. At the present time, we are unable to predict the outcome or estimate a possible loss or range of loss in respect of this matter because of the inherent uncertainty regarding the outcome of complex litigation, the fact that plaintiffs did not specify an amount of damages sought in their complaint, and the fact that, to date, we have not engaged in settlement negotiations.

AllianceBernstein, Holding and the Company are involved in various employee arbitrations, regulatory inquiries, administrative proceedings, and litigation, some of which allege material damages, and the Company may be involved in additional matters in the future . While any proceeding or litigation has the element of uncertainty, AllianceBernstein, Holding and the Company believe that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations or financial condition.

6. Related Party Transactions

The Company provides distribution and other services for AllianceBernstein Mutual Funds for which it was paid a reimbursement of $205.7 million by AllianceBernstein pursuant to a service agreement. During 2006, a subsidiary of AXA Financial distributed AllianceBernstein Mutual Funds for which it received distribution payments which totaled $5.6 million for the year ended December 31, 2006. In addition, the Company paid certain other affiliates $2.4 million for mutual fund distribution and marketing services. Included in due to affiliates, as of December 31, 2006 are distribution payments owed to a subsidiary of AXA Financial aggregating $1.6 million.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. In addition, employees of the Company are

eligible to participate in a 401(k) plan maintained by AllianceBernstein. Contributions are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2006 were $2.0 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of employees of the Company for 2006 were $14.0 million.

Certain employees of the Company participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. There were no Holding Unit or option awards granted to Company employees during 2006.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating $245.0 million at December 31, 2006 under various subordinated loan agreements. The agreements have been approved by the National Association of Securities Dealers, Inc. and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2006, the aggregate weighted average interest rate of the subordinated notes payable was 4.85%. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2007, 2008 and 2009 are $27.0 million, $127.0 million, and $91 million, respectively. Interest payable on such loans aggregated $6.5 million at December 31, 2006 and is included in due to affiliates.

7. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 7.66 to 1 and the Company had net capital of $42.4 million, which was $20.8 million in excess of its required net capital of $21.6 million.

8. Accounting Pronoucements

During 2006, the Company adopted SFAS No. 123-R, "*Accounting for Stock-Based Compensation*"; *see Note 2* for a discussion of the adoption of SFAS 123-R.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN No. 48"), "*Accounting for Uncertainty in Income Taxes*", an interpretation of SFAS 109, "*Accounting for Income Taxes*". FIN No. 48 requires that the effects of a tax position be recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. FIN No. 48 became effective on January 1, 2007. The Company currently estimates that the implementation of FIN No. 48 will not have a material impact on its results of operations, liability for income taxes, or stockholder's equity in 2007.


END